Capitalisation and Indebtedness
Exhibit 99.1

The following table sets out the Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 31 December 2022.

2022
As at 31 December	m
Share Capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each	15,871

£m
Group equity
Called up share capital and share premium	4,373
Other equity instruments	13,284
Other reserves	(2,192)
Retained earnings	52,827
Total equity excluding non-controlling interests	68,292
Non-controlling interests	968
Total equity	69,260
Group indebtedness
Subordinated liabilities	11,423
Debt securities in issue	112,881
Total indebtedness	124,304
Total capitalisation and indebtedness	193,564
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	17,760
Performance guarantees, acceptances and endorsements	6,445
Total contingent liabilities	24,205
Documentary credits and other short-term trade related transactions	1,748
Standby facilities, credit lines and other commitments	393,760
Total commitments	395,508